                                                                   EXHIBIT 12

                       ANHEUSER-BUSCH COMPANIES, INC.

                     RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the company's ratio of earnings to fixed charges, on a consolidated basis for the periods indicated ($ in millions):

                                           First Quarter Ended
                                                 March 31
                                         -----------------------
                                           2004          2003        2003         2002         2001           2000         1999
                                         ------------------------------------------------------------------------------------------
Earnings
--------
Consolidated pretax income                 $753.6       $669.7     $2,824.3     $2,623.6     $2,377.6       $2,179.9      $2,007.6

Dividends received from equity
investees                                     3.5         17.0        169.2         46.7         25.8           23.9           2.9

Net interest capitalized                      1.6          2.7          3.3         10.8          1.0           (5.6)          9.8

Fixed charges                               111.4        107.7        442.6        406.8        402.8          385.1         343.8
                                         ------------------------------------------------------------------------------------------
  Adjusted earnings                        $870.1       $797.1     $3,439.4     $3,087.9     $2,807.2       $2,583.3      $2,364.1
                                         ------------------------------------------------------------------------------------------


Fixed Charges
-------------
Interest expense                           $101.7        $98.7       $401.5       $368.7       $361.2         $348.2        $307.8

Interest portion of rent expense 1/           8.4          7.9         36.3         34.1         37.9           33.2          32.2
                                 -

Amortization of deferred debt
issuance costs                                1.3          1.1          4.8          4.0          3.7            3.7           3.8
                                         ------------------------------------------------------------------------------------------

  Total fixed charges                      $111.4       $107.7       $442.6       $406.8       $402.8         $385.1        $343.8
                                         ------------------------------------------------------------------------------------------


Ratio of Earnings to Fixed Charges           7.8X 3/      7.4X         7.8X         7.6X         7.0X 2/        6.7X          6.9X
                                                  -                                                   -
                                       ============================================================================================

1/   The interest portion of rent expense is calculated as one-third of total
-    rents paid.

2/   The ratio for 2001 includes a gain from the sale of SeaWorld Cleveland,
- which increased consolidated pretax income by $17.8 million. Excluding this one-time gain, the ratio would have been 6.9X.

3/   The ratio for the first quarter of 2004 includes a one-time $19.5
- million pretax gain from the sale of commodity hedges. Excluding this one-time gain, the ratio would have been 7.6X.